                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 9)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         DREYER'S GRAND ICE CREAM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    26187810
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Kristin Adrian, Esq.                              with copy to:
Senior Vice President, General Counsel
  and Secretary                                   Mary Ellen Kanoff, Esq.
Nestle Holdings, Inc.                             Latham & Watkins
c/o Nestle USA, Inc.                              633 West Fifth Street
800 North Brand Boulevard                         Suite 4000
Glendale, California  91203                       Los Angeles, California  90071
(818) 549-6703                                    (213) 485-1234


                  (Name, Address and Telephone Number of Person
--------------------------------------------------------------------------------
                Authorized to Receive Notices and Communications)


                                  July 5, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


                        (Continued on the following page)



                               Page 1 of 11 Pages

                                  SCHEDULE 13D


CUSIP NO. 26187810                                                  PAGE 2 OF 11

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      NESTLE HOLDINGS, INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          9,563,016 SHARES
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            9,563,016 SHARES
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,563,016 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.82%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 26187810                                                  PAGE 3 OF 11

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      NESTLE S.A.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          9,563,016 SHARES
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            9,563,016 SHARES
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,563,016 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.82%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

                  This Amendment No. 9 amends the Schedule 13D previously filed by Nestle Holdings, Inc., a Delaware corporation ("Holdings") and Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle") on May 16, 1994, as amended and restated by Amendment No. 1 to Schedule 13D filed on June 16, 1994, as amended by Amendment No. 2 to Schedule 13D filed on October 5, 1994, as amended by Amendment No. 3 to Schedule 13D filed on April 7, 1995 and as amended by Amendment No. 4 to Schedule 13D filed on March 12, 1997, as amended and restated by Amendment No. 5 to Schedule 13D filed on June 17, 1997, as amended by Amendment No. 6 to Schedule 13D filed June 18, 1997, as amended and restated by Amendment No. 7 to the Schedule 13D filed on June 14, 1999 and as amended by Amendment No. 8 to the Schedule 13D filed on August 19, 1999 (as so amended, the "Schedule 13D"), and relates to the shares of Common Stock, $1.00 par value per share (the "Shares"), of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

The third paragraph of Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

                  For information with respect to the identity and background of
(i) each executive officer and director of Holdings and (ii) each executive officer and director of Nestle, see Schedule I hereto.


ITEM 3. SOURCE AND AMOUNT OF OTHER FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following:

                  It is presently expected that the $108,443,850 to be used for the purchase (as described in Item 5 below) of the 3,451,000 Shares will be obtained from the working capital of Holdings or borrowed from one of Holdings' wholly owned subsidiaries.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following:

                  Holdings will acquire the 3,451,000 Shares pursuant to the Share Purchase Agreement, the Rogers Right of First Refusal Agreement, and the East Bay Undertaking Agreements (each as defined in Item 5 below) for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b), (c) and (d) of the Schedule 13D is hereby amended to add the following:

                  (a), (b), (c) and (d) On July 2, 2001 and pursuant to the Right of First Refusal Agreement dated as of June 14, 1994 by and between Holdings and T. Gary Rogers and his affiliates (the "Rogers") previously filed as an Exhibit to the Schedule 13D (the "Rogers Right of First Refusal Agreement"), and Agreements of Undertaking dated as of December 19, 2000 and June 5, 2001 (the "East Bay Undertaking Agreements") by and between Holdings and The East Bay Supporting Foundation ("East Bay") pursuant to which East Bay agreed to comply with the terms and conditions of the Rogers Right of First Refusal Agreement with respect to 51,000 Shares transferred to it by the Rogers (the "East Bay Undertaking Agreement"), Holdings exercised its right of first refusal to acquire beneficial ownership of 51,000 Shares from East Bay for an aggregate purchase price of $1,343,850.

It is anticipated that the acquisition of the 51,000 shares will close on or before July 17, 2001.

                  On July 5, 2001, Holdings entered into a Share Purchase Agreement (the "Share Purchase Agreement") to purchase an aggregate 3,400,000 Shares, representing 9.89%(1) of the total Shares outstanding, from General Electric Capital Corporation, the Trustees of General Electric Pension Trust and GE Investment Private Placement Partners I (the "GE Parties") in exchange for an aggregate consideration of $107,100,000 in cash. Consummation of such purchases of Shares is conditioned on the expiration or termination of the waiting period imposed under the Hart-Scott-Rodino Improvements Act of 1976, as amended. The source of the consideration to be paid pursuant to the Share Purchase Agreement will be obtained from the working capital of Holdings or borrowed from one of Holdings' wholly owned subsidiaries. A copy of the Share Purchase Agreement is filed as an Exhibit 10.10 hereto and is incorporated by reference herein. As a result of the execution of the Share Purchase Agreement, Holdings has a right to purchase the 3,400,000 Shares covered by it and may be deemed to beneficially own such Shares.

                  In light of the foregoing, as of July 5, 2001, Holdings may be deemed the beneficial owner of 9,563,016 Shares, constituting approximately 27.82% of the Issuer's outstanding Shares (the filing of this Amendment shall not be construed as an admission that Holdings is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the 3,400,000 Shares subject to the Share Purchase Agreement, pending the consummation of the transactions contemplated thereby). Nestle may be deemed to beneficially own the 9,563,016 Shares deemed beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

                  Holdings has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by it. Nestle may be deemed to have the sole power to vote or direct the vote, and to dispose or direct the disposition of, the Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

                  Holdings has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by it. Nestle may be deemed to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following:

                  Holdings may be deemed to have acquired beneficial ownership of the 3,400,000 Shares described in Item 5 above pursuant to the Share Purchase Agreement.



----------
(1) This percentage and all other such percentages in this Amendment are based on 34,377,998 Shares outstanding, calculated by combining the 28,578,000 Shares outstanding as of May 11, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, with 5,799,998 Shares that the GE Parties have informed Holdings they received on conversion of the Company's Series A Preferred Stock following a written request made on June 19, 2001.

                  Pursuant to the Rogers Right of First Refusal Agreement and the East Bay Undertaking Agreements, East Bay agreed to be bound by the terms and conditions of the Rogers Right of First Refusal Agreement with respect to the 51,000 Shares transferred to it by T. Gary Rogers and/or his affiliates.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

10.10             Share Purchase Agreement dated July 5, 2001, by and between
                  General Electric Capital Corporation, General Electric Pension
                  Trust, and GE Investment Private Placement Partners I, on the one hand, and Nestle Holdings, Inc., on the other hand.

24.1              Power of Attorney

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                       NESTLE HOLDINGS, INC.


                                       By: /s/ Kristin Adrian
                                           -------------------------------------
                                           Name: Kristin Adrian
                                           Title: Senior Vice President, General
                                                  Counsel, and Secretary

Dated: July 6, 2001                    NESTLE S.A.


                                       By: /s/ Kristin Adrian
                                           -------------------------------------
                                           Kristin Adrian, attorney-in-fact for

                                           Name: H.P. Frick
                                           Title: Senior Vice President and
                                                  General Counsel of Nestle S.A.

SCHEDULE I

                              NESTLE HOLDINGS, INC.
                        EXECUTIVE OFFICERS AND DIRECTORS



Name                         Present Business Address       Present Principal Occupation            Citizenship
----                         ------------------------       ----------------------------            -----------
Executive Officers

Carlos E. Represas           Nestle S.A.                    Chairman of Board                       Mexico
                             Avenue Nestle 55
                             CH-1800 Vevey
                             Switzerland

Joseph M. Weller             Nestle Holdings, Inc.          Chief Executive Officer and President   United States
                             c/o Nestle USA, Inc.
                             800 North Brand Boulevard
                             Glendale, CA 91203

Peter D. Argentine           Nestle Holdings, Inc.          Senior Vice President, Finance          United States
                             c/o Nestle USA, Inc.
                             800 North Brand Boulevard
                             Glendale, CA 91203

Kristin Adrian               Nestle Holdings, Inc.          Senior Vice President, General          United States
                             c/o Nestle USA, Inc.           Counsel and Secretary
                             800 North Brand Boulevard
                             Glendale, CA 91203

Alexander Spitzer            Nestle Holdings, Inc.          Senior Vice President, Taxes            United States
                             383 Main Avenue, 5th Floor
                             Norwalk, Connecticut 06851


E. Simon Jones               Nestle Holdings, Inc.          Vice President, Taxes                   United Kingdom
                             383 Main Avenue, 5th Floor
                             Norwalk, Connecticut 06851


Manfred R. Lehmann           Nestle Holdings, Inc.          Vice President and Treasurer            Switzerland and
                             c/o Nestle USA, Inc.                                                   United States
                             800 North Brand Boulevard
                             Glendale, CA 91203


Kimberly A. Lund             Nestle Holdings, Inc.          Vice President and Controller           United States
                             c/o Nestle USA, Inc.
                             800 North Brand Boulevard
                             Glendale, CA 91203

Mark E. Siegal               Nestle Holdings, Inc.          Vice President, Taxes                   United States
                             383 Main Avenue, 5th Floor
                             Norwalk, Connecticut 06851


Gary Kirschenbaum            Nestle Holdings, Inc.          Vice President, Taxes                   United States
                             383 Main Avenue, 5th Floor
                             Norwalk, Connecticut 06851

Directors

Carlos E. Represas           Nestle S.A.                    Chairman of Board                       Mexico
                             Avenue Nestle 55
                             CH-1800 Vevey
                             Switzerland

Joseph M. Weller             Nestle Holdings, Inc.          Chief Executive Officer and President   United States
                             c/o Nestle USA, Inc.
                             800 North Brand Boulevard
                             Glendale, CA 91203

Wolfgang Reichenberger       Nestle S.A.                    Director                                Austria and
                             Avenue Nestle 55                                                       Switzerland
                             CH-1800 Vevey
                             Switzerland

Kevin Berryman               Nestle S.A.                    Director                                United States
                             Avenue Nestle 55
                             CH-1800 Vevey
                             Switzerland

Peter D. Argentine           Nestle Holdings, Inc.          Senior Vice President, Finance          United States
                             c/o Nestle USA, Inc.
                             800 North Brand Boulevard
                             Glendale, CA 91203

                                  NESTLE S.A.
                        EXECUTIVE OFFICERS AND DIRECTORS




Name                         Present Business Address       Present Principal Occupation            Citizenship
----                         ------------------------       ----------------------------            -----------
Executive Officers

Peter Brabeck-Letmathe       Nestle S.A.                    Chief Executive Officer                 Austria
                             Avenue Nestle 55
                             CH-1800 Vevey
                             Switzerland

Wolfgang Reichenberger       Nestle S.A.                    Executive Vice President                Austria/
                             Avenue Nestle 55                   Finance/Control                     Switzerland
                             CH-1800 Vevey
                             Switzerland

Francisco Castaner           Nestle S.A.                    Executive Vice President                Spain
                             Avenue Nestle 55                   Pharma & Cosmetics
                             CH-1800 Vevey                      Human Resources
                             Switzerland                        Corporate Affairs

Michael W.O. Garrett         Nestle S.A.                    Executive Vice President                Austria/
                             Avenue Nestle 55                   Zone AOA                            United Kingdom
                             CH-1800 Vevey
                             Switzerland

Rupert Gasser                Nestle S.A.                    Executive Vice President                Switzerland/
                             Avenue Nestle 55                   Technical, Production, R&D          Austria
                             CH-1800 Vevey
                             Switzerland

Lars Olofsson                Nestle S.A.                    Executive Vice President                Sweden
                             Avenue Nestle 55                   Zone EUR
                             CH-1800 Vevey
                             Switzerland

Carlos E. Represas           Nestle S.A.                    Executive Vice President                Mexico
                             Avenue Nestle 55                   Zone AMS
                             CH-1800 Vevey
                             Switzerland

Frank Cella                  Nestle S.A.                    Executive Vice President                United States
                             Avenue Nestle 55                   Strategic Business Units
                             CH-1800 Vevey                      Marketing
                             Switzerland

Directors

Rainer E. Gut                Nestle S.A.                    Chairman of the Board of Nestle S.A.    Switzerland
                             En Bergere
                             CH-1800 Vevey
                             Switzerland

Peter Brabeck-Letmathe       Nestle S.A.                    Chief Executive Officer of Nestle S.A.  Austria
                             Avenue Nestle 55
                             CH-1800 Vevey
                             Switzerland

Peter Boeckli                Boeckli Bodmer & Partner       Lawyer, Law Professor                   Switzerland
                             Case postale 2348
                             CH-4002 Basel

Arthur Dunkel                6-4 Boulevard du Theatre       Professor and Consultant                Switzerland
                             CH-1024 Geneve

Jean-Pierre Meyers           L'Oreal                        Director of L'Oreal                     France
                             41, Rue Matre
                             F-92117 Clichy-Cedex
                             France

Stephan Schmidheiny          Anova Holding S.A.             Chairman of the Board of Anova          Switzerland
                             Hurdnerstrasse 10                  Holding S.A.
                             CH-8640 Hurden
                             Switzerland

Vreni Spoerry                Claridenstrasse 3              Member of Swiss Parliament              Switzerland
                             CH-8810 Horgen
                             Switzerland

Lord Simpson                 Marconi plc                    Chief Executive of Marconi plc          United Kingdom
                             One Bruton Street
                             GB-London W1X 8AQ


Nobuyuki Idei                Sony Corporation               Chairman and Chief Executive Officer    Japan
                             6-7-35 Kitashinagawa           of Sony Corporation
                             Shinagawa-ku
                             Tokyo, Japan 141-0001

Andre Kudelski               Kudelski S.A.                  Chairman of Kudelski S.A.               Switzerland
                             Route de Geneve
                             Case postale 134
                             CH-1033 Cheseaux